UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Terns Pharmaceuticals, Inc.

(Name of Subject Company)

Terns Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Amy Burroughs

Chief Executive Officer

Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

(650) 525-5535

With copies to:

Damien Zoubek

Jenny Hochenberg

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

(212) 277-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Thailand Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent” or “Merck”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Terns Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Terns”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026, by and among Parent, Purchaser and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company as the surviving corporation.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 25, 2026 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Electronic Mail sent by the Company’s Chief Executive Officer, Amy Burroughs to Employees, first used on March 25, 2026.

•	Exhibit 99.2: Electronic Mail sent by the Company to certain business partners, first used on March 25, 2026.

Additional Information and Where to Find It

The Offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Terns or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and the Purchaser with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Terns with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement. In addition, Merck and Terns file annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Merck may be obtained at no charge on Merck’s internet website at www.merck.com or by contacting Merck at 126 East Lincoln Avenue P.O. Box 2000, Rahway, NJ 07065 USA, or by phone at (908) 740-4000. Copies of the documents filed with the SEC by Terns may be obtained at no charge from Terns’ internet website at www.ternspharma.com or by contacting Terns at 1065 East Hillsdale Blvd., Suite 100, Foster City, CA 94404 or (650)-525-5535.

Forward-Looking Statements

This Schedule 14D-9 filing contains forward-looking statements about the Company within the meaning of the federal securities laws, including regarding the potential sale of the Company. All statements other than statements of historical facts contained in this filing are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. The Company has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. These statements are subject to risks and uncertainties that could cause the actual results and the implementation of the Company’s plans to vary materially, including (a) risks related to the timing of the Offer, the Merger and the other Transactions or that the Offer, the Merger and the other Transactions may not be completed at all, (b) whether sufficient stockholders of Terns will tender their Shares in the Offer, (c) the risk that competing offers or acquisition proposals will be made, (d) the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions, (e) risks associated with acquisitions, such as the risk that the effects of disruption from the Transactions on Terns’ business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees and business partners, (f) risks related to diverting management’s attention from Terns’ ongoing business operations, (g) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability and (h) other risks and uncertainties pertaining to Terns’ business, including the risks and uncertainties detailed in Terns’, Parent’s and Purchaser’s filings with the SEC, including but not limited to the Tender Offer Solicitation/Recommendation Statement to be filed with the SEC in connection with the Offer and the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Except as required by law, Terns undertakes no obligation to update publicly any forward-looking statements for any reason.